SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company name:                        Aviva plc

Company number:                     2468686

Annual Information Update for the 12 months up to and including 23 March 2012.

1.   In accordance with the UK Listing Authority's Prospectus Rule 5.2, the following information has been published or made available to the public between 25 March 2011 and 23 March 2012 (inclusive). The information referred to in  this update was up to date at the time the information was published but some information may now be out of date.

The following regulatory announcements have been made via a Regulatory Information Service. Details of all regulatory announcements for Aviva plc can be found on the London Stock Exchange website
www.londonstockexchange.com and on the National Storage Mechanism at www.hemscott.com/nsm.do

Date Published	Headline
28/03/2011	ADDITIONAL LISTING
28/03/2011	PUBLICATION OF SUPPLEMENTARY PROSPECTUS
29/03/2011	NOTICE OF AGM
30/03/2011	2010 FINAL SCRIP DIVIDEND
30/03/2011	FORM 8.3 - MOUCHEL GROUP PLC
31/03/2011	TOTAL VOTING RIGHTS
01/04/2011	DIRECTOR/PDMR SHAREHOLDING
01/04/2011	DIRECTOR/PDMR SHAREHOLDING
04/04/2011	FORM 8.3 - MINERVA PLC
08/04/2011	FORM 8.3 - IDEAL SHOPPING DIRECT PLC
11/04/2011	AVIVA PLC - PARTIAL SELL DOWN OF DELTA LLOYD
12/04/2011	AVIVA-OFFERING OF DELTA LLOYD ORD SHARES-PRICING
12/04/2011	AVIVA - FINANCIAL IMPACT OF DELTA LLOYD SELL DOWN
13/04/2011	AVIVA - CIRCULAR & NOTICE OF EGM - DELTA LLOYD
18/04/2011	FORM 8.3 - TRADING EMISSIONS PLC
20/04/2011	DIRECTOR DECLARATION
20/04/2011	FORM 8.3 - TRADING EMISSIONS PLC
20/04/2011	ANNUAL INFORMATION UPDATE
21/04/2011	FORM 8.3 - TRADING EMISSIONS PLC
26/04/2011	FORM 8.3 - TRADING EMISSIONS PLC
27/04/2011	FORM 8.3 - TRADING EMISSIONS PLC
28/04/2011	TOTAL VOTING RIGHTS
28/04/2011	DIRECTOR/PDMR SHAREHOLDING
03/05/2011	FORM 8.3 - MINERVA PLC
04/05/2011	FORM 8.3 - MINERVA PLC
04/05/2011	FORM 8.3 - TRADING EMISSIONS PLC
04/05/2011	PUBLICATION OF SUPPLEMENTARY PROSPECTUS
04/05/2011	DIRECTOR DECLARATION
04/05/2011	RESULTS OF AGM AND EGM
06/05/2011	PARTIAL DISPOSAL OF SHARES OF DELTA LLOYD
06/05/2011	FORM 8.3 - IDEAL SHOPPING DIRECT PLC
09/05/2011	ADDITIONAL LISTING
09/05/2011	FORM 8.3 - TRADING EMISSIONS PLC
10/05/2011	FORM 8.3 - RANK GROUP PLC (THE)
11/05/2011	FORM 8.3 - RANK GROUP PLC (THE)
11/05/2011	FORM 8.3 - TRADING EMISSIONS PLC
12/05/2011	DIRECTOR DECLARATION
12/05/2011	FORM 8.3 - TRADING EMISSIONS PLC
13/05/2011	FORM 8.3 - RANK GROUP PLC (THE)
13/05/2011	FORM 8.3 - TRADING EMISSIONS PLC
16/05/2011	FORM 8.3 - TRADING EMISSIONS PLC
17/05/2011	Q1 2011 IMS
17/05/2011	HSBC AND AVIVA EXTEND UK DISTRIBUTION DEAL
17/05/2011	DIRECTOR/PDMR SHAREHOLDING
17/05/2011	DIRECTOR/PDMR SHAREHOLDING
17/05/2011	DIRECTOR/PDMR SHAREHOLDING
17/05/2011	DIRECTOR/PDMR SHAREHOLDING
17/05/2011	FORM 8.3 - TRADING EMISSIONS PLC
17/05/2011	PUBLICATION OF SUPPLEMENTARY PROSPECTUS
18/05/2011	GRANT OF 2011 EXECUTIVE AWARDS
18/05/2011	FORM 8.3 - TRADING EMISSIONS PLC
18/05/2011	DIRECTOR/PDMR SHAREHOLDING
20/05/2011	FORM 8.3 - TRADING EMISSIONS PLC
25/05/2011	DIRECTOR/PDMR SHAREHOLDING
26/05/2011	AVIVA PLC EURO NOTE PROGRAMME
27/05/2011	FORM 8.3 - RANK GROUP PLC (THE)
31/05/2011	TOTAL VOTING RIGHTS
31/05/2011	DIRECTOR/PDMR SHAREHOLDING
02/06/2011	DIRECTORATE CHANGE
02/06/2011	FORM 8.3 - MINERVA PLC - REPLACEMENT
03/06/2011	FORM 8.3 - RANK GROUP PLC (THE)
06/06/2011	FORM 8.3 - RANK GROUP PLC (THE)
07/06/2011	FORM 8.3 - RANK GROUP PLC (THE)
15/06/2011	DIRECTORATE CHANGE
16/06/2011	FORM 8.3 - TRADING EMISSIONS PLC
17/06/2011	FORM 8.3 - LAIRD PLC
20/06/2011	FORM 8.3 - LAIRD PLC
22/06/2011	FORM 8.3 - MISYS PLC
23/06/2011	AVIVA TO SELL RAC FOR £1 BILLION
23/06/211	DIVIDEND DECLARATION- 8 3/8% PREFERENCE SHARES
24/06/2011	DIRECTOR/PDMR SHAREHOLDING
24/06/2011	FORM 8.3 - LADBROKES PLC
24/06/2011	FORM 8.3 - MISYS PLC
24/06/2011	FORM 8.3 - SPORTINGBET PLC
24/06/2011	FORM 8.3 - LADBROKES PLC
28/06/2011	CHANGE OF AUDITOR
29/06/2011	CHANGES TO RISK COMMITTEE
30/06/2011	TOTAL VOTING RIGHTS
30/06/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
30/06/2011	FORM 8.3 - MELROSE PLC
01/07/2011	FORM 8.3 - SPORTINGBET PLC
01/07/2011	FORM 8.3 - MELROSE PLC
04/07/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
04/07/2011	FORM 8.3 - LAIRD PLC
04/07/2011	FORM 8.3 - LADBROKES PLC
04/07/2011	FORM 8.3 - MELROSE PLC
04/07/2011	FORM 8.3 - SPORTINGBET PLC
04/07/2011	FORM 8.3 - TRADING EMISSIONS PLC
05/07/2011	CHANGE TO AUDIT COMMITTEE
05/07/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
05/07/2011	FORM 8.3 - TRADING EMISSIONS PLC
06/07/2011	FORM 8.3 - TRADING EMISSIONS PLC
07/07/2011	FORM 8.3 - AXIS-SHIELD PLC
07/07/2011	FORM 8.3 - TRADING EMISSIONS PLC
07/07/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
08/07/2011	BLOCKLISTING INTERIM REVIEW
08/07/2011	FORM 8.3 - LAIRD PLC
08/07/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
11/07/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
11/07/2011	FORM 8.3 - LAIRD PLC
11/07/2011	FORM 8.3 - MELROSE PLC
11/07/2011	FORM 8.3 - CARETECH HOLDINGS PLC
15/07/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
18/07/2011	FORM 8.3 - MELROSE PLC
20/07/2011	FORM 8.3 - SPORTINGBET PLC
20/07/2011	FORM 8.3 - LADBROKES PLC
20/07/2011	FORM 8.3 - MISYS PLC
20/07/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
22/07/2011	FORM 8.3 - SPORTINGBET PLC
22/07/2011	FORM 8.3 - LAIRD PLC
22/07/2011	FORM 8.3 - AXIS-SHIELD PLC
26/07/2011	FORM 8.3 -HOLIDAYBREAK PLC
26/07/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
26/07/2011	FORM 8.3 - LADBROKES PLC
26/07/2011	FORM 8.3 - LAIRD PLC
26/07/2011	FORM 8.3 - MELROSE PLC
26/07/2011	FORM 8.3 - MISYS PLC
26/07/2011	FORM 8.3 - TRADING EMISSIONS PLC
27/07/2011	FORM 8.3 - CARETECH HOLDINGS PLC
27/07/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
27/07/2011	FORM 8.3 - LADBROKES PLC
27/07/2011	FORM 8.3 - LAIRD PLC
27/07/2011	FORM 8.3 - MELROSE PLC
27/07/2011	FORM 8.3 - SPORTINGBET PLC
28/07/2011	FORM 8.3 - AXIS-SHIELD PLC
28/07/2011	FORM 8.3 - LADBROKES PLC
28/07/2011	FORM 8.3 - LAIRD PLC
28/07/2011	FORM 8.3 - MELROSE PLC
28/07/2011	FORM 8.3 - SPORTINGBET PLC
29/07/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
29/07/2011	FORM 8.3 - LADBROKES PLC
29/07/2011	FORM 8.3 - LAIRD PLC
29/07/2011	FORM 8.3 - MELROSE PLC
29/07/2011	FORM 8.3 - MISYS PLC
01/08/2011	DIRECTOR/PDMR SHAREHOLDING
02/08/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
02/08/2011	FORM 8.3 - LAIRD PLC
02/08/2011	FORM 8.3 - MELROSE PLC
02/08/2011	FORM 8.3 - MISYS PLC
03/08/2011	FORM 8.3 - CARETECH HOLDINGS PLC
04/08/2011	HY11 PART 1 OF 5
04/08/2011	HY11 PART 2 OF 5
04/08/2011	HY11 PART 3 OF 5
04/08/2011	HY11 PART 4 OF 5
04/08/2011	HY11 PART 5 OF 5
04/08/2011	DIVIDEND DECLARATION
04/08/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
04/08/2011	FORM 8.3 - LADBROKES PLC
04/08/2011	FORM 8.3 - MELROSE PLC
05/08/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
05/08/2011	FORM 8.3 - LADBROKES PLC
05/08/2011	FORM 8.3 - MELROSE PLC
08/08/2011	DIRECTOR/PDMR SHAREHOLDING
08/08/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
09/08/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
10/08/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
10/08/2011	FORM 8.3 - MELROSE PLC
11/08/2011	SALE OF AVIVA INVESTORS AUSTRALIA LTD
11/08/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
12/08/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
15/08/2011	FORM 8.3 - MELROSE PLC
15/08/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
16/08/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
17/08/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
18/08/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
18/08/2011	FORM 8.3 - MELROSE PLC
18/08/2011	FORM 8.3 - LADBROKES PLC
19/08/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
22/08/2011	FORM 8.3 - AUTONOMY CORPORATION PLC
22/08/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
23/08/2011	FORM 8.3 - CARETECH HOLDINGS PLC
23/08/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
23/08/2011	FORM 8.3 - SPORTINGBET PLC
24/08/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
26/08/2011	DIRECTOR/PDMR SHAREHOLDING
30/08/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
31/08/2011	TOTAL VOTING RIGHTS
01/09/2011	APPOINTMENT TO NOMINATION COMMITTEE
02/09/2011	FORM 8.3 - AUTONOMY CORPORATION PLC
07/09/2011	DIRECTOR/PDMR SHAREHOLDING
07/09/2011	DIRECTOR/PDMR SHAREHOLDING
07/09/2011	FORM 8.3 - CARETECH HOLDINGS PLC
07/09/2011	FORM 8.3 - SPORTINGBET PLC
08/09/2011	DIRECTOR/PDMR SHAREHOLDING
13/09/2011	FORM 8.3 - LADBROKES PLC
13/09/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
13/09/2011	FORM 8.3 - MELROSE PLC
13/09/2011	CANCELLATION OF OPTIONS
14/09/2011	FORM 8.3 - AXIS-SHIELD PLC
14/09/2011	FORM 8.3 - SPORTINGBET PLC
14/09/2011	FORM 8.3 - LADBROKES PLC
14/09/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
14/09/2011	FORM 8.3 - MELROSE PLC
14/09/2011	FORM 8.3 - AUTONOMY CORPORATION PLC
15/09/2011	FORM 8.3 - AUTONOMY CORPORATION PLC
15/09/2011	FORM 8.3 - SPORTINGBET PLC
16/09/2011	FORM 8.3 - SPORTINGBET PLC
16/09/2011	DIRECTOR/PDMR SHAREHOLDING
19/09/2011	FORM 8.3 - SPORTINGBET PLC
21/09/2011	FORM 8.3 - SPORTINGBET PLC
22/09/2011	FORM 8.3 - AUTONOMY CORPORATION PLC
22/09/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
22/09/2011	FORM 8.3 - LADBROKES PLC
22/09/2011	FORM 8.3 - MELROSE PLC
22/09/2011	FORM 8.3 - SPORTINGBET PLC
23/09/2011	FORM 8.3 - SPORTINGBET PLC
26/09/2011	FORM 8.3 - SPORTINGBET PLC
26/09/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
27/09/2011	ADDITIONAL LISTING
27/09/2011	FORM 8.3 - AXIS-SHIELD PLC
27/09/2011	FORM 8.3 - SPORTINGBET PLC
28/09/2011	2011 INTERIM DIVIDEND SCRIP PRICE
28/09/2011	AVIVA 8 3/4% PREFERENCE DIVIDEND
28/09/2011	FORM 8.3 - SPORTINGBET PLC
28/09/2011	DIRECTOR/PDMR SHAREHOLDING
29/09/2011	GRANT OF OPTIONS
29/09/2011	FORM 8.3 - SPORTINGBET PLC
30/09/2011	FORM 8.3 - CHARTER INTERNATIONAL - REPLACEMENT
30/09/2011	FORM 8.3 - SPORTINGBET PLC
30/09/2011	DIRECTOR/PDMR SHAREHOLDING
30/09/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
30/09/2011	DISPOSAL
03/10/2011	DIRECTOR DECLARATION
03/10/2011	FORM 8.3 - SPORTINGBET PLC
04/10/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
04/10/2011	FORM 8.3 - LADBROKES PLC
04/10/2011	FORM 8.3 - SPORTINGBET PLC
05/10/2011	FORM 8.3 - SPORTINGBET PLC
06/10/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
06/10/2011	FORM 8.3 - LADBROKES PLC
06/10/2011	FORM 8.3 - ENCORE OIL PLC
06/10/2011	FORM 8.3 - PREMIER OIL PLC
06/10/2011	FORM 8.3 - SPORTINGBET PLC
07/10/2011	FORM 8.3 - SPORTINGBET PLC
11/10/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
12/10/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
13/10/2011	€800,000,000 5.75 PER CENT HYBRID CALL
13/10/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
14/10/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
17/10/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
17/10/2011	FORM 8.3 - PREMIER OIL PLC
18/10/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
18/10/2011	FORM 8.3 - PREMIER OIL PLC
19/10/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
20/10/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
20/10/2011	DIRECTORATE CHANGE
21/10/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
21/10/2011	FORM 8.3 - PREMIER OIL PLC
24/10/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
24/10/2011	FORM 8.3 - PREMIER OIL PLC
26/10/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
27/10/2011	FORM 8.3 - GREENCORE GROUP PLC
28/10/2011	DIRECTOR/PDMR SHAREHOLDING
28/10/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
31/10/2011	TOTAL VOTING RIGHTS
01/11/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
02/11/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
03/11/2011	Q3 2011 IMS
03/11/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
04/11/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
04/11/2011	DOCUMENT SENT TO NATIONAL STORAGE MECHANISM
07/11/2011	ADDITIONAL LISTING
07/11/2011	DIRECTOR DECLARATION
07/11/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
07/11/2011	AVIVA PLC EURO NOTE PROGRAMME PROSPECTUS
08/11/2011	FORM 8.3 - CARETECH HOLDINGS PLC
08/11/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
09/11/2011	FORM 8.3 - PREMIER OIL PLC
10/11/2011	2012 PROVISIONAL DIVIDEND CALENDAR
11/11/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
15/11/2011	DELISTING OF 800M EURO 5.75PC SUBORDINATED NOTES
16/11/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
17/11/2011	DIRECTOR/PDMR SHAREHOLDING
17/11/2011	DIRECTOR/PDMR SHAREHOLDING
17/11/2011	DIRECTOR/PDMR SHAREHOLDING
17/11/2011	TOTAL VOTING RIGHTS
18/11/2011	ISSUE OF DEBT
21/11/2011	FORM 8.3 - HAMWORTHY PLC
22/11/2011	DIRECTOR/PDMR SHAREHOLDING
23/11/2011	FORM 8.3 - HAMWORTHY PLC
24/11/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
24/11/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
24/11/2011	FORM 8.3 - CARETECH HOLDINGS PLC
24/11/2011	FORM 8.3 - HAMWORTHY PLC
24/11/2011	FORM 8.3 - PREMIER OIL PLC
25/11/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
25/11/2011	FORM 8.3 - PREMIER OIL PLC
25/11/2011	DIRECTOR/PDMR SHAREHOLDING
28/11/2011	APPOINTMENT OF TREVOR MATTHEWS - CONFIRMATION
30/11/2011	TOTAL VOTING RIGHTS
30/11/2011	FORM 8.3 - HAMWORTHY PLC
01/12/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
01/12/2011	FORM 8.3 - PREMIER OIL PLC
02/12/2011	ADDITIONAL LISTING
02/12/2011	DIRECTORATE CHANGE
02/12/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
02/12/2011	FORM 8.3 - PREMIER OIL PLC
05/12/2011	DIRECTOR/PDMR SHAREHOLDING
05/12/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
06/12/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
07/12/2011	DIRECTOR/PDMR SHAREHOLDING
07/12/2011	DIRECTOR/PDMR SHAREHOLDING
07/12/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
08/12/2011	DIRECTOR/PDMR SHAREHOLDING
08/12/2011	FORM 8.3 - BLACKS LEISURE GROUP PLC
08/12/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
09/12/2011	DIRECTOR/PDMR SHAREHOLDING
09/12/2011	FORM 8.3 - CHARTER INTERNATIONAL PLC
12/12/2011	FORM 8.3 - PREMIER OIL PLC
13/12/2011	FORM 8.3 - PREMIER OIL PLC
19/12/2011	FORM 8.3 - PREMIER OIL PLC
20/12/2011	DIRECTOR/PDMR SHAREHOLDING
21/12/2011	FORM 8.3 - PREMIER OIL PLC
23/12/2011	DIRECTOR/PDMR SHAREHOLDING
23/12/2011	FORM 8.3 - PREMIER OIL PLC
30/12/2011	TOTAL VOTING RIGHTS
03/01/2012	DIRECTOR/PDMR SHAREHOLDING
05/01/2012	FORM 8.3 - PREMIER OIL PLC
06/01/2012	FORM 8.3 - PREMIER OIL PLC
09/01/2012	FORM 8.3 - GLOBEOP FINANCIAL SERVICES S.A.
10/01/2012	FORM 8.3 - PREMIER OIL PLC
11/01/2012	FORM 8.3 - PREMIER OIL PLC
16/01/2012	FORM 8.3 - ROBERT WISEMAN DAIRIES PLC
18/01/2012	AVIVA 8 3/8% PREFERENCE DIVIDEND DECLARATION
20/01/2012	FORM 8.3 - ROBERT WISEMAN DAIRIES PLC
25/01/2012	FORM 8.3 - COLLIERS INTERNATIONAL UK PLC
25/01/2012	FORM 8.3 - GLOBEOP FINANCIAL SERVICES S.A.
25/01/2012	BLOCKLISTING INTERIM REVIEW
25/01/2012	HOLDINGS IN COMPANY
26/01/2012	FORM 8.3 - COLLIERS INTERNATIONAL UK PLC
26/01/2012	FORM 8.3 - GLOBEOP FINANCIAL SERVICES S.A.
26/01/2012	DIRECTOR/PDMR SHAREHOLDING
30/01/2012	DISPOSAL
31/01/2012	TOTAL VOTING RIGHTS
09/02/2012	FORM 8.3 - MISYS PLC
09/02/2012	FORM 8.3 - TEMENOS GROUP AG
15/02/2012	FORM 8.3 - HAMPSON INDUSTRIES PLC
15/02/2012	FORM 8.3 - MISYS PLC
16/02/2012	FORM 8.3 - GLOBEOP FINANCIAL SERVICES S.A.
23/02/2012	DIRECTOR DECLARATION
27/02/2012	APPOINTMENT OF NON-EXECUTIVE DIRECTOR
28/02/2012	DIRECTOR/PDMR SHAREHOLDING
29/02/2012	TOTAL VOTING RIGHTS
01/03/2012	FORM 8.3 - TEMENOS GROUP AG
02/03/2012	FORM 8.3 - GLOBEOP FINANCIAL SERVICES S.A.
08/03/2012	FY11 PART 1 OF 5
08/03/2012	FY11 PART 2 OF 5
08/03/2012	FY11 PART 3 OF 5
08/03/2012	FY11 PART 4 OF 5
08/03/2012	FY11 PART 5 OF 5
08/03/2012	DIRECTOR/PDMR SHAREHOLDING
08/03/2012	2011 FINAL DIVIDEND
08/03/2012	8 3/4% PREFERENCE DIVIDEND
08/03/2012	DIRECTOR/PDMR SHAREHOLDING
12/03/2012	FORM 8.3 - MISYS PLC
13/03/2012	FORM 8.3 - MISYS PLC
20/03/2012	FORM 8.3 - WESSEX EXPLORATION PLC
21/03/2012	ANNUAL FINANCIAL REPORT
22/03/2012	ADDITIONAL LISTING

2. During the period the following documents were filed with the Registrar of Companies. Copies of these documents may be obtained from the Companies House website
www.companieshouse.gov.uk or from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

Date Published	Description of Form
15-Apr-11	STATEMENT OF CAPITAL
18-May-11	AGM RESOLUTIONS
27-May-11	ANNUAL REPORT AND FINANCIAL STATEMENTS
02-Jun-11	RESIGNATION OF DIRECTOR /MARK HODGES
06-Jun-11	STATEMENT OF CAPITAL
05-Jul-11	CHANGE OF SAIL ADDRESS
11-Jul-11	REGISTERS MOVED FROM SAIL TO REGISTERED OFFICE
09-Aug-11	STATEMENT OF CAPITAL
17-Aug-11	STATEMENT OF CAPITAL
06-Sep-11	APPOINTMENT OF DIRECTOR /JOHN MCFARLANE
14-Oct-11	STATEMENT OF CAPITAL
02-Nov-11	STATEMENT OF CAPITAL
02-Nov-11	APPOINTMENT OF DIRECTOR /GAY HUEY EVANS
02-Dec-11	RESIGNATION OF DIRECTOR /CAROLE PIWNICA
12-Dec-11	APPOINTMENT OF DIRECTOR /TREVOR JOHN MATTHEWS
13-Dec-11	STATEMENT OF CAPITAL
15-Dec-11	ANNUAL RETURN
06-Jan-12	STATEMENT OF CAPITAL
25-Jan-12	STATEMENT OF CAPITAL
01-Mar-12	STATEMENT OF CAPITAL
14-Mar-12	APPOINTMENT OF DIRECTOR /GLYN BARKER

3.  During the period, the following documents have been submitted to the United Kingdom Listing Authority (UKLA). These are available for inspection at www.hemscott.com/nsm.do, the National Storage Mechanism which acts as the official mechanism for the storage of regulated information in the UK on behalf of UKLA

Date Filed	Document
28-Mar-11	PUBLICATION OF SUPPLEMENTARY PROSPECTUS DATED 28 MARCH 2011 RELATING TO A £5,000,000,000 EURO NOTE PROGRAMME ESTABLISHED BY AVIVA PLC
04-May-11	PUBLICATION OF SUPPLEMENTARY PROSPECTUS DATED 4 MAY 2011 RELATING TO A £5,000,000,000 EURO NOTE PROGRAMME ESTABLISHED BY AVIVA PLC
17-May-11	PUBLICATION OF SUPPLEMENTARY PROSPECTUS DATED 17 MAY 2011 RELATING TO A £5,000,000,000 EURO NOTE PROGRAMME ESTABLISHED BY AVIVA PLC
26-May-11	THE FINAL TERMS RELATING TO THE ISSUE BY AVIVA PLC OF £450 MILLION TIER 2 NOTES DUE 2041 UNDER AVIVA PLC'S £5 BILLION EURO NOTE PROGRAMME
04-Nov-11
LETTER TO MEMBERS OF THE AVIVA SCRIP DIVIDEND IN RESPECT OF ADMINISTRATIVE CHANGES TO THE TERMS AND CONDITIONS ARISING AS A RESULT OF THE CHANGE OF THE COMPANY'S REGISTRAR TO COMPUTERSHARE INVESTOR SERVICES PLC

07-Nov-11	PUBLICATION OF PROSPECTUS RELATING TO THE ANNUAL UPDATE OF AVIVA PLC'S £5,000,000,000 EURO NOTE PROGRAMME
21-Mar-12	2011 ANNUAL REPORT AND ACCOUNTS & 2011 ANNUAL REPORT ON FORM 20-F

4.  During the period the following documents were filed with the Securities and Exchange Commission in compliance with the Company's obligations under national laws and rules dealing with the regulation of securities, issuers of  securities and securities markets by virtue of having American Depository Shares listed on the New York Stock Exchange. Full details of documents published can be viewed on Securities and Exchange Commission website

www.sec.gov
.

Date Published	Description of Form
28/03/2011	ADDITIONAL LISTING
29/03/2011	NOTICE OF AGM
30/03/2011	2010 FINAL SCRIP DIVIDEND
31/03/2011	TOTAL VOTING RIGHTS
01/04/2011	DIRECTOR/PDMR SHAREHOLDING
01/04/2011	DIRECTOR/PDMR SHAREHOLDING
11/04/2011	AVIVA PLC - PARTIAL SELL DOWN OF DELTA LLOYD
12/04/2011	AVIVA-OFFERING OF DELTA LLOYD ORD SHARES-PRICING
12/04/2011	AVIVA - FINANCIAL IMPACT OF DELTA LLOYD SELL DOWN
13/04/2011	AVIVA - CIRCULAR & NOTICE OF EGM - DELTA LLOYD
20/04/2011	DIRECTOR DECLARATION
20/04/2011	ANNUAL INFORMATION UPDATE
28/04/2011	TOTAL VOTING RIGHTS
28/04/2011	DIRECTOR/PDMR SHAREHOLDING
04/05/2011	DIRECTOR DECLARATION
04/05/2011	RESULTS OF AGM AND EGM
06/05/2011	PARTIAL DISPOSAL OF SHARES OF DELTA LLOYD
09/05/2011	ADDITIONAL LISTING
12/05/2011	DIRECTOR DECLARATION
17/05/2011	Q1 2011 IMS
17/05/2011	PUBLICATION OF SUPPLEMENTARY PROSPECTUS
17/05/2011	DIRECTOR/PDMR SHAREHOLDING
17/05/2011	DIRECTOR/PDMR SHAREHOLDING
17/05/2011	DIRECTOR/PDMR SHAREHOLDING
17/05/2011	DIRECTOR/PDMR SHAREHOLDING
18/05/2011	GRANT OF 2011 EXECUTIVE AWARDS
18/05/2011	DIRECTOR/PDMR SHAREHOLDING
25/05/2011	DIRECTOR/PDMR SHAREHOLDING
31/05/2011	TOTAL VOTING RIGHTS
31/05/2011	DIRECTOR/PDMR SHAREHOLDING
02/06/2011	DIRECTORATE CHANGE
15/06/2011	DIRECTORATE CHANGE
23/06/2011	AVIVA TO SELL RAC FOR £1 BILLION
23/06/211	DIVIDEND DECLARATION 8 3/8% PREFERENCE SHARES
24/06/2011	DIRECTOR/PDMR SHAREHOLDING
28/06/2011	CHANGE OF AUDITOR
29/06/2011	CHANGES TO RISK COMMITTEE
30/06/2011	TOTAL VOTING RIGHTS
05/07/2011	CHANGE TO AUDIT COMMITTEE
08/07/2011	BLOCKLISTING INTERIM REVIEW
01/08/2011	DIRECTOR/PDMR SHAREHOLDING
04/08/2011	HY11 PART 1 OF 5
04/08/2011	HY11 PART 2 OF 5
04/08/2011	HY11 PART 3 OF 5
04/08/2011	HY11 PART 4 OF 5
04/08/2011	HY11 PART 5 OF 5
04/08/2011	DIVIDEND DECLARATION
08/08/2011	DIRECTOR/PDMR SHAREHOLDING
11/08/2011	SALE OF AVIVA INVESTORS AUSTRALIA LTD
26/08/2011	DIRECTOR/PDMR SHAREHOLDING
31/08/2011	TOTAL VOTING RIGHTS
01/09/2011	APPOINTMENT TO NOMINATION COMMITTEE
07/09/2011	DIRECTOR/PDMR SHAREHOLDING
07/09/2011	DIRECTOR/PDMR SHAREHOLDING
08/09/2011	DIRECTOR/PDMR SHAREHOLDING
13/09/2011	CANCELLATION OF OPTIONS
16/09/2011	DIRECTOR/PDMR SHAREHOLDING
16/09/2011	RESPONSE TO SEC COMMENT LETTER DATED 14 SEPTEMBER 2011
27/09/2011	ADDITIONAL LISTING
28/09/2011	2011 INTERIM DIVIDEND SCRIP PRICE
28/09/2011	AVIVA 8 3/4% PREFERENCE DIVIDEND
28/09/2011	DIRECTOR/PDMR SHAREHOLDING
29/09/2011	GRANT OF OPTIONS
30/09/2011	DIRECTOR/PDMR SHAREHOLDING
30/09/2011	DISPOSAL
03/10/2011	DIRECTOR DECLARATION
13/10/2011	€800,000,000 5.75 PER CENT HYBRID CALL
14/10/2011	RESPONSE TO SEC COMMENT LETTER DATED 14 SEPTEMBER 2011
21/10/2011	DIRECTORATE CHANGE
28/10/2011	DIRECTOR/PDMR SHAREHOLDING
31/10/2011	TOTAL VOTING RIGHTS
03/11/2011	Q3 2011 IMS
04/11/2011	DOCUMENT SENT TO NATIONAL STORAGE MECHANISM
07/11/2011	ADDITIONAL LISTING
07/11/2011	DIRECTOR DECLARATION
10/11/2011	2012 PROVISIONAL DIVIDEND CALENDAR
10/11/2011	REPORT ON FORM 6-K Q3 2011 PART 1 OF 3
10/11/2011	REPORT ON FORM 6-K Q3 2011 PART 2 OF 3
10/11/2011	REPORT ON FORM 6-K Q3 2011 PART 3 OF 3
14/11/2011	AMENDMENT TO THE SECTION ON PAGE 12 OF THE AVIVA PLC CURRENT REPORT ON FORM 6-K
15/11/2011	DELISTING OF 800M EURO 5.75PC SUBORDINATED NOTES
16/11/2011	PROSPECTUS - SUBORDINATED DEBT SECURITIES
16/11/2011	PROSPECTUS SUPPLEMENT - CAPITAL SECURITIES DUE 2041
17/11/2011	DIRECTOR/PDMR SHAREHOLDING
17/11/2011	DIRECTOR/PDMR SHAREHOLDING
17/11/2011	DIRECTOR/PDMR SHAREHOLDING
17/11/2011	TOTAL VOTING RIGHTS
18/11/2011	ISSUE OF DEBT
18/11/2011	FREE WRITING PROSPECTUS - $400,000,000 8.25% CAPITAL SECURITIES DUE 2041
18/11/2011	PROSPECTUS SUPPLEMENT - 8.25% CAPITAL SECURITIES DUE 2041
22/11/2011	DIRECTOR/PDMR SHAREHOLDING
22/11/2011
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS BY FOREIGN BANKS AND FOREIGN INSURANCE COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS OF SECURITIES IN THE UNITED STATES

22/11/2011	EXHIBITS IN CONNECTION WITH THE ISSUANCE OF $400,000,000 8.75% CAPITAL SECURITIES DUE DECEMBER 1, 2041
22/11/2011	REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
22/11/2011	DIRECTOR/PDMR SHAREHOLDING
25/11/2011	DIRECTOR/PDMR SHAREHOLDING
28/11/2011	APPOINTMENT OF TREVOR MATTHEWS - CONFIRMATION
30/11/2011	TOTAL VOTING RIGHTS
02/12/2011	ADDITIONAL LISTING
02/12/2011	DIRECTORATE CHANGE
05/12/2011	DIRECTOR/PDMR SHAREHOLDING
07/12/2011	DIRECTOR/PDMR SHAREHOLDING
07/12/2011	DIRECTOR/PDMR SHAREHOLDING
08/12/2011	DIRECTOR/PDMR SHAREHOLDING
09/12/2011	DIRECTOR/PDMR SHAREHOLDING
20/12/2011	DIRECTOR/PDMR SHAREHOLDING
23/12/2011	DIRECTOR/PDMR SHAREHOLDING
30/12/2011	TOTAL VOTING RIGHTS
30/12/2011	DIRECTOR/PDMR SHAREHOLDING
03/01/2012	DIRECTOR/PDMR SHAREHOLDING
25/01/2012	BLOCKLISTING INTERIM REVIEW
25/01/2012	HOLDINGS IN COMPANY
26/01/2012	DIRECTOR/PDMR SHAREHOLDING
30/01/2012	DISPOSAL
31/01/2012	TOTAL VOTING RIGHTS
23/02/2012	DIRECTOR DECLARATION
27/02/2012	APPOINTMENT OF NON-EXECUTIVE DIRECTOR
28/02/2012	DIRECTOR/PDMR SHAREHOLDING
29/02/2012	TOTAL VOTING RIGHTS
08/03/2012	FY11 PART 1 OF 5
08/03/2012	FY11 PART 2 OF 5
08/03/2012	FY11 PART 3 OF 5
08/03/2012	FY11 PART 4 OF 5
08/03/2012	FY11 PART 5 OF 5
08/03/2012	DIRECTOR/PDMR SHAREHOLDING
08/03/2012	2011 FINAL DIVIDEND
08/03/2012	8 3/4% PREFERENCE DIVIDEND
08/03/2012	DIRECTOR/PDMR SHAREHOLDING
21/03/2012	ANNUAL FINANCIAL REPORT
21/03/2012	ANNUAL AND TRANSITION REPORT OF FOREIGN PRIVATE ISSUERS 20-F
22/03/2012	ADDITIONAL LISTING

For further information, please contact Lyla Spencer, Group Secretarial & Legal, Aviva plc, St Helen's, 1 Undershaft, London EC3P 3 DQ, telephone: (020) 7662 8137, e-mail: lyla.spencer@aviva.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 26 April, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary